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                                                                    EXHIBIT 4.1

                          HOMESEEKERS.COM, INCORPORATED

                AMENDMENT NO. 1 TO HOMESEEKERS.COM, INCORPORATED
                   AMENDED AND RESTATED 1996 STOCK OPTION PLAN

                           Adopted as of May 24, 2000

         HomeSeekers.com, Incorporated, a Nevada corporation (the "Corporation"), hereby adopts this Amendment No. 1 (this "Amendment") to the HomeSeekers.com, Incorporated Amended and Restated 1996 Stock Option Plan (the "Plan"). Capitalized terms used herein but not defined herein shall have their respective meanings set forth in the Plan, as amended hereby. The terms of this Amendment shall be effective as of the date indicated herein.

    1. Section 3 of the Plan is hereby amended and restated in its entirety to increase the number of shares of Stock reserved for issuance under the Plan as follows:

              3. Amount of Stock. The aggregate number of shares of Stock which may be purchased pursuant to the exercise of Options shall be 11,500,000 shares. Of this amount, the Board or the Stock Option Committee shall have the power and authority to designate whether any Options so issued shall be ISOs or NSOs, subject to the restrictions on ISOs contained elsewhere herein. If an Option ceases to be exercisable, in whole or in part, the shares of Stock underlying such Option shall continue to be available under this Plan. Further, if shares of Stock are delivered to the Corporation as payment for shares of Stock purchased by the exercise of an Option granted under this Plan, such shares of Stock shall also be available under this Plan. If there is any change in the number of shares of Stock on account of the declaration of stock dividends, recapitalization resulting in stock split-ups, or combinations or exchanges of shares of Stock, or otherwise, the number of shares of Stock available for purchase upon the exercise of Options, the shares of Stock subject to any Option and the exercise price of any outstanding Option shall be appropriately adjusted by the Board or the Stock Option Committee. The Board or the Stock Option Committee shall give notice of any adjustments to each Eligible Person granted an Option under this Plan, and such adjustments shall be effective and binding on all Eligible Persons. If because of one or more re-capitalizations, reorganizations or other corporate events, the holders of outstanding Stock receive something other than shares of Stock then, upon exercise of an Option, the Eligible Person will receive what the holder would have owned if the holder had exercised the Option immediately before the first such corporate event and not disposed of anything the holder received as a result of the corporate event.

    2.   Effective Date. This Amendment was adopted by the Board on
April 24, 2000 and by the affirmative vote of the holders of a majority of shares of Stock present or entitled to vote at the Annual Meeting of Stockholders held on May 24, 2000. The effective date of this Amendment shall be May 24, 2000.

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Dated as Of June 20, 2000


                                      HOMESEEKERS.COM, INCORPORATED


                                      By: /s/ Gregory L. Costley
                                          -----------------------------
                                      Name: Gregory L. Costley
                                      Its: Chairman and Chief Executive Officer


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